Filed by CSLM Digital Asset Acquisition Corp III, Ltd.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Digital Asset Acquisition Corp III, Ltd.

Commission File No.: 001-42818

Date: December 16, 2025

On December 15, 2025, Vincent Chok, the Chief Executive Officer and Founder of First Digital Group Ltd. (“First Digital”), which is a party to a previously disclosed non-binding letter of intent, dated as of December 2, 2025 (the “LOI”), with CSLM Digital Asset Acquisition Corp III, Ltd. (“KOYN”), spoke on the Crypto Weekly segment of CNBC Arabia through his social media accounts. The transcript of the interview is set forth below:

TRANSCRIPT: Crypto Weekly – CNBC Arabia

Featuring: Vincent Chok

Speakers:

Vincent Chok: Founder & CEO, First Digital Group, Ltd.

Henry Arslanian: Host, Crypto Weekly – CNBC Arabia

Henry Arslanian: Well, one vertical of the crypto industry that is really continuing to grow is that of stablecoins. And the big question is: what is the future of stablecoins? We’re going to discuss that topic with our next guest, Mr. Vincent Chok, founder and CEO of First Digital. Vincent, welcome back on Crypto Weekly.

You know, right now, when we look at the stablecoin ecosystem, a lot is being used in payments and trading pairs in crypto. If you’re back here in five or ten years on this episode, and I ask you the same question—where do you think, what do you think will be the biggest usage of stablecoins down the line?

Vincent Chok: Thank you for having me back, Henry. I think the future of stablecoins is really now focusing on the different emerging markets, but also in agentic payments. So we’re really bullish on agentic payments using different AIs. You know, we just did a live payment on AI a couple of days ago at the Binance Blockchain Week. We did it on BNB, and it was well accepted. Everybody was really excited about that.

Henry Arslanian: Can you explain for the benefit of our audience, what is agentic payments, and what is the role of these AI actors in it?

Vincent Chok: So agentic payment is basically no human touch. Do you believe AI is going to play a big part in our future, or even now in the present? I think a lot of people do. So your AI agent—everybody’s going to have one—will actually make payments to other AI agents. So you don’t have to monitor it. You can sit back. Like autonomous vehicles in the future, it’s going to have its own wallet. It’s essentially an AI payment vehicle.

So once it needs to get charged, you don’t have to go to your credit card and say, “Oh, okay, let’s get an OTP and my car needs to get charged.” It basically drives into the charging bay, charges up, boom—makes its own payment and goes back to work.

Henry Arslanian: And it can probably also look at new financing solutions for the car while it’s doing that as well. There’s obviously a lot of features there. But with the recent experiment you guys did, what is the biggest challenge you find right now with agentic payments? What is the biggest bottleneck that is basically blocking the rise of that?

Vincent Chok: I think the challenge is really: how do we make sure other agents are in compliance? You know, we are so big on regulation and AML, KYC. But what about agents? So we’re looking at companies that are providing those services that can say, “Hey, you’re making a payment or you’re paying an agent that has been vetted.” So that’s really important. And it’s still, again, very early days. But we’re looking a little bit further ahead, and we want to take care of that and build up that credibility.

Henry Arslanian: Because this is obviously the dream we’ve had in the fintech world—forget even crypto—for many years: that these financial transactions happen behind the scenes without you even noticing them. And actually, that is way more optimal. An AI agent will be able to find the best deal in the market. It’s definitely way better than you as a human trying to dig for that information.

And obviously, you believe this has a big role to play as well with the Internet of Things, with IoT and the rise of technology from that perspective.

Vincent Chok: Well, we’ve talked about the unbanked. We’ve talked about the emerging markets. I think now, this time and day, there’s really a lot of tools available. AI is one of them. So if you’re, say, a 16-year-old developer, you design a strategy around trading—you’re 16. You’re not going to be able to set up your own company. You’re not able to get a bank account.

But with this—what we’re thinking—AI agents using stablecoins, you can really scale up and people will pay you for your strategy using stablecoin AI agents. And you’re not there for single payments. But this is a way, I think, that’s going to reach those markets and provide financial footprints for people that couldn’t have one.

Henry Arslanian: So talking about scaling, I just want to pivot a bit to First Digital right now. Recently, you guys announced that you’re going public, actually doing a SPAC deal. Can you tell us more about that—the context around it and what is the goal of actually going public for the company?

Vincent Chok: I think it’s really a big deal for me because it legitimizes what we’ve built as a stablecoin issuer—and where the institutional markets, where the broader traditional finance industry looks at crypto and stablecoins, in my case. So it’s a good acknowledgment. And I think that’s going to be something that I’m going to look back on—being the second stablecoin issuer to be public, behind Circle. So that’s a big deal for me.

Henry Arslanian: I know it’s a bit of a cliché question, but now obviously you’re the second stablecoin issuer to go public in the U.S. What do you see as the future of these stablecoins? Obviously, a big discussion we have is around yield. There’s a lot of debate. There’s obviously a lot of lobbying from the banks against crypto platforms offering yield. The GENIUS Act explicitly bans stablecoin issuers from providing yield. How do you see this debate shaping up? Do you think the crypto stablecoin issuers will prevail, or will the banks’ lobbying efforts win at the end of the day?

Vincent Chok: You’ve been in the crypto industry for a while. You know how creative crypto people can be. So putting yield on stablecoins is just a natural occurrence that’s going to happen—because it’s not easy to establish these banking relationships, to get treasuries, to buy reverse repos. So we think that’s a great idea.

But again, you’re crossing into securities, security tokens, which is another very, very heavily regulated industry. So a lot of industry experts are just doing it in different ways, providing other ways of paying those yields. And you’re seeing those companies figuring that out now. And I think that’s great.

Henry Arslanian: You mentioned other companies figuring it out. Now that you’ve obviously gone through the journey of getting the company public, if you had a piece of advice for other entrepreneurs out there exploring getting their crypto companies public, what is the one thing you’ve learned the last couple of months that could be valuable to share?

Vincent Chok: It’s not easy. It’s a lot of late nights talking. And especially if you’re based in Asia and it’s a New York listing—a lot of the underwriters and the SPAC sponsors are on the East Coast. So just getting those things aligned, making your audits—audits need to be converted to U.S. listing standards. Those are things you’ve got to be prepared for. Long nights.

Henry Arslanian: And what is the biggest risk you think we’re facing right now as a crypto community? Obviously your company is going public. A number of other companies are going public as well. The ecosystem is maturing. It’s clearly going in a good direction—many would argue, I would argue as well. What do you think is the one risk that we may be overlooking right now as the industry is maturing?

Vincent Chok: I think we’re overlooking the fact that, with a lot of regulations we’ve been talking about—crypto companies, really, before the GENIUS Act, we were sort of still contemplating: where’s the best place to park ourselves? Which regulators are going to allow us to innovate and grow, match and work with different crypto companies so that our products can align?

So the GENIUS Act gave us a little bit more clarity. And with that, we’re able to say, “Well, let’s take it up another level and let’s go public.” And I think that’s going to be a huge advantage for us working with crypto companies, building great projects like Finance District. What we’re building is sort of a digital Web3 Wall Street, is the way I describe it, where people can build digital economies around it. And that’s where our agentic payments—the pay stack for agentic payments—is built.

Henry Arslanian: That’s going to be very interesting. I often think our kids, when they think about payments, may laugh one day that we actually had to manually do these payments. I’m not even talking about cash and other traditional legacy systems. Very, very interesting.

That was Vincent Chok, the founder and CEO of First Digital. Again, a very exciting world coming up in the future of stablecoins. Thank you.

Vincent Chok: Thank you.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

KOYN and First Digital have entered into a non-binding letter of intent dated December 2, 2025 with respect to a proposed business combination. If a definitive agreement is entered into in connection with the proposed business combination, KOYN or a newly formed holding company will prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. KOYN urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The proxy statement will be distributed to holders of KOYN’s Class A Ordinary Shares in connection with KOYN’s solicitation of proxies for the vote by KOYN’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov.

No assurances can be provided as to the entry into or timing of any definitive agreement or the consummation of any transaction. Any transaction would be subject to the completion of satisfactory due diligence, the negotiation of a definitive agreement and related ancillary agreements providing for the proposed business combination, satisfaction of the conditions negotiated therein, board and shareholder approvals, regulatory approvals and other customary conditions.

Participants in the Solicitation

KOYN, First Digital, and their respective directors, officers, and employees may be deemed participants under SEC rules in the solicitation of proxies in connection with the proposed business combination. Information about KOYN’s directors and officers is available in KOYN’s SEC filings. Additional details regarding the interests of persons involved in the proposed business combination will be included in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

All information in this communication concerning First Digital has been provided solely by First Digital and has not been independently verified by KOYN, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. This communication includes “forward-looking statements” with respect to KOYN and First Digital. The expectations, estimates, and projections of the businesses of First Digital and KOYN may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the letter of intent; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of KOYN and First Digital or other conditions to closing; (4) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC, the New York Stock Exchange, or another national securities exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by KOYN, First Digital and the combined company.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. KOYN and First Digital do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by KOYN and First Digital is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of KOYN and First Digital as indicative of future performance of an investment or the returns that KOYN and First Digital will, or are likely to, generate going forward.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful under the securities laws of any such jurisdiction.

About First Digital Group Ltd.

First Digital is a leading digital asset and stablecoin infrastructure provider, offering fully backed USD-denominated stablecoins, trust and custody services, global payment solutions, and white-label stablecoin issuance for enterprises. Its flagship product, FDUSD, is one of the world’s most traded stablecoins, supported by a compliance-first governance model, segregated trust structure, and monthly independent attestations. First Digital operates across multiple jurisdictions and maintains active licenses and registrations in key financial centers.

About CSLM Digital Asset Acquisition Corp III, Ltd.

KOYN is a publicly traded special purpose acquisition company focused on high-growth, frontier-technology sectors including digital assets, regulated financial infrastructure, and next-generation fintech. KOYN is led by an experienced SPAC team with a track record of sourcing, executing, and stewarding complex public-market transactions.

Media & Investor Contacts

Samantha Yap | YAP Global

samantha@yapglobal.com